21001617

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67704

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7300 Metro Blvd, Ste #360
(No. and Street)

Edina	MN	55439
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, PLLP
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive, #800	Minneapolis	MN	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David B. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Point Capital, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

TODD C. JOHNSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2022

Notary Public

SEC Mail Processing

FEB 24 2021

Washington, DC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cedar Point Capital, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2020

Contents

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cedar Point Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cedar Point Capital, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

We have served as Cedar Point Capital, LLC's auditor since 2012.

Minneapolis, Minnesota
February 19, 2021

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 | 2180 Immokalee Road Suite 308 Naples, FL 34110 (t) 239.325.1100

BoulayGroup.com

Cedar Point Capital, LLC

Statement of Financial Condition

		12/31/20
Assets		
Cash	$	58,582
Prepaid expenses		14,157
Furniture & equipment (net of accumulated depreciation of $34,321)		7,014
Other assets		10,500
Total assets	$	90,253
Liabilities		
Accrued expenses	$	7,092
Other liabilities		8,223
Total liabilities	$	15,315
Member's equity		
Capital	$	400,500
Accumulated deficit		(325,562)
Total member's equity		74,938
Total liabilities & member's equity	$	90,253

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Operations

		Twelve months ended 12/31/20
Revenues		
Investment banking	$	525,651
Total revenues	$	525,651
Expenses		
Salaries and benefits	$	254,556
Sales commissions		151,061
Occupancy and equipment rental		41,285
Legal and audit		29,825
Regulatory		17,819
Communication		10,017
Depreciation		3,681
Promotion		2,727
Other		2,673
Insurance		758
Office supplies		634
Travel		42
Total expenses	$	515,078
Net loss	$	10,573

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2020

Balance at December 31, 2019	$	64,365
2020 Net income		10,573
Balance at December 31, 2020	$	74,938

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Cash Flows

		Twelve months ended 12/31/20
Operating activities		
Net loss	$	10,573
Adjustments:		
Depreciation		3,681
Fair value of warrants received included in revenue		(40,545)
Fair value of warrants issued to employees and brokers included in sales commissions		40,545
Changes in assets & liabilities:		
Prepaid expenses		(632)
Accrued expenses		(7,330)
Other liabilities		(2,983)
Net cash used for operating activities		3,309
Investing activities		
Purchases of furniture and equipment		(2,425)
Net cash used for investing activities		(2,425)
Net decrease in cash		884
Cash at beginning of period		57,698
Cash at end of period	$	58,582

The accompanying notes to Financial Statements are an integral part of this statement.

1. Summary of Significant Accounting Policies

Description of Business

Cedar Point Capital, LLC (CPC) advises corporations concerning capital needs and determining the most advantageous means for raising capital. CPC acts as an agent in private placements of debt and equity securities. CPC began operations on April 27, 2007 and is a Minnesota limited liability company.

The Company, pursuant to SEC footnote 74, is considered a Non-Covered firm for exemption purposes and (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Securities Exchange Act (SEA) Rule 15c2-4, (2) does not carry accounts of or for customers; or (3) carry PAB accounts (as defined in Rule 15c3-3).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and the results could be significant. The most sensitive estimates affecting the financial statements involved the calculation of the fair value of warrants received in conjunction with CPC's agency transactions, which were distributed as compensation to CPC's employees and independent brokers.

Revenue Recognition - Investment Banking

Investment banking revenues include fees arising from private placement securities offerings in which CPC acts as an agent. Investment banking revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, which is when the shares are issued by the client. CPC receives warrants associated with certain private placement securities that are recorded at fair value. The estimated fair value of the warrants received that was included in revenue was approximately $40,545 for the year ending December 31, 2020.

1. Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment are stated at cost. Furniture and equipment are depreciated using a straight-line method over estimated useful lives of three to seven years. Repairs and maintenance are expensed as incurred. When equipment is disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on dispositions is included in operations. CPC reviews its furniture and equipment for impairment whenever events indicate the carrying amount of the asset may not be recoverable.

Cash

CPC maintains its cash with large financial institutions; the amounts held in these accounts may exceed federally insured levels.

Income Taxes

CPC is organized as a limited liability company under Minnesota state law. As a single member limited liability company, CPC's earnings pass through to the owners and are taxed at the owners' level. Accordingly, no income tax provision has been calculated or recorded in the accompanying financial statements.

Additionally, management evaluates CPC's tax positions, including its status as a tax-exempt, pass-through entity for federal and state tax purposes, and has determined that CPC has taken no uncertain tax positions that require adjustment to the financial statements.

CPC will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. CPC could be subject to Federal and state of Minnesota tax examinations by tax authorities for years 2017 through 2020.

Allocation of Profits and Losses

Profits and losses are allocated among members in proportion to their percentage interests.

2. Net Capital Requirements

CPC, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, CPC is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2020, CPC had net capital, as computed under the rule, of $43,267 which was $38,267 in excess of required net capital.

3. Commitments and Contingencies

Leases

All lease expense is recorded in occupancy and equipment rental line item on the Statement of Operations. CPC leases office space Edina, Minnesota that amounted to $41,285 on the 2020 Statement of Operations. CPC has a $10,500 security deposit and $8,223 of deferred rent associated with this lease that are reflected in other assets and other liabilities, respectively, on the 2020 Statement of Financial Condition. This lease is with a related party as David Johnson, CEO of CPC, who is on the Board of Directors of the Lessor. Either party can cancel the lease with 90 days' notice.

4. Related Party Transactions

Todd Johnson, CPC's Chief Compliance Officer, is a member of the Board of Directors of HRA-IQ Inc. See below for the CPC revenue generated from HRA-IQ Inc.

Company	Board Member	2020 Revenue	% of Total 2020 Revenue
HRA-IQ Inc.	Todd Johnson	$ 214,095	40.7%

5. Subsequent Events

CPC has evaluated subsequent events through February 19, 2021, which is the date the financial statements were available to be issued. No subsequent events that required disclosure were noted.

Cedar Point Capital, LLC

Schedule I.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

Total member's equity		$	74,938
Deductions and/or charges:			
Nonallowable assets:			
Furniture and equipment	7,014		
Prepaid expenses	14,157		
Other assets	10,500		
			31,671
Net capital before haircuts on securities positions			43,267
Haircuts on securities positions			-
Net capital		$	43,267
Aggregate indebtedness		$	15,315
Minimum net capital required - 6 2/3% of aggregated indebtedness		$	1,021
Minimum dollar net capital required		$	5,000
Net capital requirement		$	5,000
Excess net capital		$	38,267
Percentage of aggregate indebtedness to net capital			35%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in CPC's unaudited December 31, 2020 Part IIA FOCUS filing.

See accompanying Report of Independent Registered Public Accounting Firm

Cedar Point Capital, LLC

Schedule II.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Company relies on Footnote 74 to SEC Release 34-70073 and will not claim an exemption from Rule 15c3-3.

See accompanying Report of Independent Registered Public Accounting Firm

Cedar Point Capital, LLC

Schedule III.

Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements of the Securities and Exchange Commission

December 31, 2020

The Company does not directly or indirectly receive, hold, or otherwise owe funds or control obligations under SEC rule 15c3(b) because it is a "Non-Covered" entity pursuant to Footnote 74 to SEC Release 34-70073 and therefore not subject to the Rule.

See accompanying Report of Independent Registered Public Accounting Firm

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cedar Point Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for the year ended December 31, 2020, in which (1) Cedar Point Capital, LLC (the Company) identifies itself as a "Non-Covered" firm pursuant to Footnote 74 of the 2013 SEC Release adopting amendments to Rule 17a-5 (Footnote 74), due to the Company limiting its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition advisory services for its clients and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exceptions. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cedar Point Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 19, 2021

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 | 2180 Immokalee Road Suite 308 Naples, FL 34110 (t) 239.325.1100

BoulayGroup.com

Cedar Point Capital, LLC

Exemption Report Claimed Under Footnote 74

Cedar Point Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and is filing this exemption report on reliance of Footnote 74 of the 2013 SEC Release.

(2) The Company met the provisions throughout the most recent fiscal year ended December 31, 2020 without exception.

Cedar Point Capital, LLC

I, David Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
CHIEF EXECUTIVE OFFICER

Date: 2-19-2021